SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------

                                 SCHEDULE 13e-3

                                 (Rule 13e-100)

          (Transaction Statement under Section 13(e) of the Securities
                 Exchange Act of 1934 and Rule 13e-3 thereunder)

                       (Amendment No. 5 - Final Amendment)

                      National Discount Brokers Group, Inc.
 -------------------------------------------------------------------------------
                             (Name of the Issuer)

                                Deutsche Bank AG
                           Deutsche Acquisition Corp.

                                       and

                      National Discount Brokers Group, Inc.

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                      (Names of Person(s) Filing Statement)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   635646 102
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                      (CUSIP Number of Class of Securities)

       Please send all notices
        and communications to:                         with copies to:
      Deutsche Acquisition Corp.                   Daniel S. Sternberg, Esq.
 c/o Deutsche Bank AG New York Branch               William A. Groll, Esq.
         31 West 52nd Street                  Cleary, Gottlieb, Steen & Hamilton
          New York, NY 10019                           One Liberty Plaza
      Attention: General Counsel                   New York, New York 10006
             212-469-5000                                212-225-2000
     ----------------------------------------------------------------------
      (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

         This statement is filed in connection with (check the appropriate box):

         a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [ ] A tender offer.

         d. [X] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [X]


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                            Calculation of Filing Fee

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   Transaction Valuation*                                Amount of Filing Fee**
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      $950,604,214                                            $190,120.84
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*    Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 19,400,086 shares of common stock, par value $.01 per share ("Shares"), at a price per Share of $49.00 in cash. Such number of Shares represents the number of Shares outstanding as of October 20, 2000 on a fully-diluted basis, assuming the exercise of all options to purchase Shares outstanding as of such date, less the number of Shares already beneficially owned by Deutsche Bank AG.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $171,581.15.
         Form or Registration No.:  Schedule TO.
         Filing Party:  Deutsche Bank AG
         Date Filed:  October 24, 2000.

         Amount Previously Paid:  $18,539.69
         Form or Registration No.:  Schedule TO/A
         Filing Party:  Deutsche Bank AG
         Date Filed:  November 9, 2000

         This Amendment No. 5, the final amendment (this "Amendment"), amends and supplements the joint Schedule 13E-3 Transaction Statement (as amended and supplemented, the "Schedule 13E-3") filed with the Securities and Exchange Commission on October 24, 2000, as previously amended, by Deutsche Bank AG, a banking company with limited liability organized under the laws of the Federal Republic of Germany ("Deutsche Bank"), Deutsche Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Deutsche Bank ("Purchaser"), and National Discount Brokers Group, Inc., a Delaware corporation ("NDB"), relating to the acquisition by Deutsche Bank of all outstanding shares of common stock, par value $.01 per share ("Shares"), of NDB at $49.00 per Share net to the seller in cash (less any required withholding taxes), without interest thereon, pursuant to a tender offer by Purchaser and the merger described herein. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 13E-3.

         The Schedule 13E-3 is hereby amended and supplemented by adding the following:

         At 11:59 p.m., on November 30, 2000, the merger of Purchaser into NDB became effective, completing Deutsche Bank's acquisition of NDB.

         The full text of the press release issued by Deutsche Bank on December 1, 2000 is attached hereto as Exhibit (a)(1)(K) and is incorporated herein by reference.

ITEM 12         EXHIBITS.

(a)(1)(K) Text of Press Release issued by Deutsche Bank on December 1, 2000.

                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                         DEUTSCHE BANK AG


                                         By/s/ Thomas A. Curtis
                                           --------------------
                                         Name:  Thomas A. Curtis
                                         Title: Attorney-in-Fact

                                         DEUTSCHE ACQUISITION CORP.


                                         By/s/ Thomas A. Curtis
                                           --------------------
                                         Name:  Thomas A. Curtis
                                         Title: Vice President

                                         By/s/ James T. Byrne, Jr.
                                           -----------------------
                                         Name:  James T. Byrne, Jr.
                                         Title: Secretary

                                         NATIONAL DISCOUNT BROKERS GROUP, INC.


                                         By/s/ Frank E. Lawatsch, Jr.
                                           --------------------------
                                         Name:  Frank E. Lawatsch, Jr.
                                         Title: Executive Vice President,
                                                Secretary and  General Counsel




Dated: December 1, 2000

                                INDEX TO EXHIBIT

The following item (a)(1)(K) is hereby added to the Index of Exhibits:

Exhibit Number        Description

 (a)(1)(K) Text of press release issued by Deutsche Bank on December 1, 2000.

                                                              Exhibit (a)(1)(K)
                                                              -----------------

Press Release

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FOR IMMEDIATE RELEASE

CONTACTS:    Marc Lingnau                 Stephen Davidson
             Press Office                 Investor Relations
             212-469-3993                 212-469-7125
             marc.lingnau@db.com          stephen.c.davidson@db.com

                     DEUTSCHE BANK COMPLETES ACQUISITION OF

                      NATIONAL DISCOUNT BROKERS GROUP, INC.

                     ---------------------------------------

NEW YORK, December 1, 2000 - Deutsche Bank AG today announced the completion of its acquisition of National Discount Brokers Group, Inc. (NYSE: NDB). Its wholly owned subsidiary Deutsche Acquisition Corp. merged with NDB at 11:59 p.m. last night. Under the terms of the merger, all remaining stockholders of NDB will receive $49 in cash upon surrender of the certificates for their shares to a paying agent appointed for that purpose. A notice of merger and letter of transmittal for surrendering shares will be mailed shortly to those holders of NDB common stock who did not tender their shares in the recently concluded tender offer.

For Deutsche Bank, the transaction marks an important step toward enhancing its global equities capabilities. Deutsche Bank will now make markets in more than 4,000 NASDAQ and OTC securities and will be, by volume, one of the five largest NASDAQ market makers. In addition, Deutsche Bank also benefits from NDB's trading technology platform.

The transaction also combines two complementary online brokerage operations. NDB.com, recently ranked #1 in Barron's Best of Online Brokers survey in 2000, has 268,900 customer accounts and $11.2 billion in customer assets. Deutsche Bank's online brokerage, Brokerage 24, is already a leading brokerage in Europe.

"This combination greatly strengthens our global equities platform," said Kevin Parker, Global Head of Cash Equities, Sales and Trading at Deutsche Bank. "NDB's businesses and highly regarded management, combined with Deutsche Bank's Global Equities franchise, will be a powerful force in the NASDAQ."

                                      # # #

With over EUR995 billion in assets as of September 30, 2000 and approximately 93,000 employees, Deutsche Bank offers its clients unparalleled financial services throughout the world. It ranks among the leaders in asset management, capital markets, corporate finance, custody, cash management and private banking. Deutsche Bank is divided into five major business units: Global Corporates and Institutions, Global Technology and Services, Asset Management, Corporates and Real Estates and Private and Retail Banking.